UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2022

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com
For immediate release

April 27, 2022
Except where otherwise noted, all currency amounts are stated in United States dollars.
METHANEX REPORTS EXCELLENT FIRST QUARTER 2022 RESULTS
•Continued strong methanol pricing generated net income attributable to Methanex shareholders of $119 million and Adjusted EBITDA of $337 million.
•Methanol industry fundamentals remain solid entering the second quarter. High global energy prices have shifted the industry cost curve up and continue to provide methanol pricing support.
•Geismar 3 ("G3") project continues to progress safely, on schedule and on budget and is expected to reach commercial production by late 2023/early 2024. The remaining capital spend of $625 to $725 million is fully funded with cash on hand.
•Closed the strategic shipping partnership with Mitsui O.S.K. Lines, Ltd. and received proceeds of approximately $145 million.
•In April 2022, we released our 2021 Sustainability Report which outlines our solutions-focused Environmental, Social and Governance (ESG) commitments.
•The Board approved a 16% dividend increase to $0.145 per share per quarter, and an increase to the existing Normal Course Issuer Bid increasing the number of common shares that may be purchased from 3,810,464 to 6,094,171, representing 10% of the public float.
VANCOUVER, BRITISH COLUMBIA - For the first quarter of 2022, Methanex (TSX:MX) (NASDAQ:MEOH) reported net income attributable to Methanex shareholders of $119 million ($1.60 net income per common share on a diluted basis) compared to net income of $201 million ($2.51 net income per common share on a diluted basis) in the fourth quarter of 2021. The decrease in net income is primarily due to the change in the mark-to-market impact of share-based compensation, and the effective tax rate which was lower in the fourth quarter of 2021 due to a reduced tax rate in Chile and the resolution of outstanding tax matters not recurring in the first quarter of 2022. Adjusted EBITDA for the first quarter of 2022 was $337 million, and Adjusted net income was $159 million ($2.16 Adjusted net income per common share). This compares with Adjusted EBITDA of $340 million and Adjusted net income of $185 million ($2.43 Adjusted net income per common share) for the fourth quarter of 2021.
The methanol market was tight entering the first quarter of 2022 and supply continued to be constrained by low industry operating rates. The conflict between Russia and the Ukraine further increased global energy prices providing support for the methanol cost curve. The average realized price in the first quarter was $425 per tonne compared to $445 per tonne in the fourth quarter of 2021.
Methanex generated strong cash flows ending the quarter with $1.1 billion in cash and returned $101 million to shareholders through the regular dividend and share repurchases. The continued strength of the balance sheet combined with solid methanol market fundamentals has allowed us to increase distributions to shareholders going forward through the increases to the dividend and Normal Course Issuer Bid.
John Floren, President & CEO of Methanex, said, “I am pleased to see strong industry conditions continue through the first quarter and into the second quarter. Our continued strong financial performance allows us to continue our long track record of returning excess cash to shareholders through our increased dividend and upsized share buyback program. The G3 project is progressing well and as a fellow shareholder I am excited about its cash flow generation capability and its world-class CO2 intensity profile."
METHANEX CORPORATION 2022 FIRST QUARTER NEWS RELEASE                                 PAGE 1

FURTHER INFORMATION
The information set forth in this news release summarizes Methanex's key financial and operational data for the first quarter of 2022. It is not a complete source of information for readers and is not in any way a substitute for reading the first quarter 2022 Management’s Discussion and Analysis ("MD&A") dated April 27, 2022 and the unaudited condensed consolidated interim financial statements for the period ended March 31, 2022, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the unaudited condensed consolidated interim financial statements for the period ended March 31, 2022 are also available on the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended
($ millions except per share amounts and where noted)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,789	1,933	1,596
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,797	1,672	1,518
Purchased methanol	682	810	1,014
Commission sales	279	322	261
Total sales volume [1]	2,758	2,804	2,793

Methanex average non-discounted posted price ($ per tonne) [2]	527	579	447
Average realized price ($ per tonne) 3 4	425	445	363

Revenue	1,176	1,253	1,016
Net income (attributable to Methanex shareholders)	119	201	105
Adjusted net income [4]	159	185	82
Adjusted EBITDA [4]	337	340	242
Cash flows from operating activities	325	283	167

Basic net income per common share	1.60	2.66	1.37
Diluted net income per common share	1.60	2.51	1.19
Adjusted net income per common share [4]	2.16	2.43	1.07

Common share information (millions of shares)
Weighted average number of common shares	74	76	76
Diluted weighted average number of common shares	74	76	76
Number of common shares outstanding, end of period	73	75	76
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe, China and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    The Company has used Average realized price ("ARP") throughout this document. This is a non-GAAP ratio that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. ARP is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate in response to market prices.
4 Note that Adjusted net income, Adjusted net income per common share, Adjusted EBITDA, and Average realized price are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Non-GAAP Measures section on page 13 for a description of each non-GAAP measure.
METHANEX CORPORATION 2022 FIRST QUARTER NEWS RELEASE                                 PAGE 2

A reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA, Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended
($ millions)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Net income attributable to Methanex shareholders	$119	$201	$105
Mark-to-market impact of share-based compensation	48	(19)	(25)
Depreciation and amortization	92	87	90
Finance costs	34	34	39
Finance income and other expenses	—	4	(1)
Income tax expense	42	22	30
Earnings of associate adjustment	21	26	14
Non-controlling interests adjustment	(19)	(15)	(10)
Adjusted EBITDA (attributable to Methanex shareholders)	$337	$340	$242

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Net income attributable to Methanex shareholders	$119	$201	$105
Mark-to-market impact of share-based compensation, net of tax	40	(16)	(23)
Adjusted net income	$159	$185	$82
Diluted weighted average shares outstanding (millions)	74	76	76
Adjusted net income per common share	$2.16	$2.43	$1.07

▪We recorded net income attributable to Methanex shareholders of $119 million in the first quarter of 2022 compared to net income of $201 million in the fourth quarter of 2021. The decrease in net income is primarily due to the change in the mark-to-market impact of share-based compensation, and the effective tax rate which was lower in the fourth quarter of 2021 due to a reduced tax rate in Chile and the resolution of outstanding tax matters not recurring in the first quarter of 2022.
▪We recorded Adjusted EBITDA of $337 million for the first quarter of 2022 compared to $340 million for the fourth quarter of 2021. We recorded Adjusted net income of $159 million for the first quarter of 2022 compared to Adjusted net income of $185 million for the fourth quarter of 2021. Adjusted EBITDA for the first quarter of 2022 are comparable to the fourth quarter of 2021 as the modest decrease in our average realized methanol price to $425 per tonne from $445 per tonne was primarily offset by lower costs due to a higher proportion of Methanex-produced methanol sales and the methanol price impact on our methanol-linked gas costs. Adjusted net income for the first quarter of 2022 is lower compared to the fourth quarter of 2021 as the effective tax rate which was lower in the fourth quarter of 2021 due to reduced tax rate in Chile and resolution of outstanding tax matters not recurring in the first quarter of 2022.
▪We sold 2,758,000 tonnes in the first quarter of 2022 compared to 2,804,000 tonnes for the fourth quarter of 2021. Sales of Methanex-produced methanol were 1,797,000 tonnes in the first quarter of 2022 compared to 1,672,000 tonnes in the fourth quarter of 2021.
▪Production for the first quarter of 2022 was 1,789,000 tonnes compared to 1,933,000 tonnes for the fourth quarter of 2021. Production is lower for the first quarter of 2022 primarily due to unplanned and planned outages at our Geismar, Egypt and Atlas facilities.
▪Construction on our highly advantaged Geismar 3 project continues on plan and is well-positioned to be completed on-time and on-budget by the end of 2023 or early 2024. Our capital cost estimate for the project is $1.25 to $1.35 billion and we have spent $620 million to the end of March 31, 2022 (all amounts before capitalized interest). Geismar 3's world-class CO2 intensity profile will enhance our current asset portfolio and help us meet our recently published commitment to reduce our greenhouse gas emissions intensity.
▪In the third quarter of 2021 we commenced a normal course issuer bid to repurchase up to 3,810,464 common shares. To March 31, 2022, we have repurchased 3,304,540 common shares for $155 million. On April 27, 2022 the Board approved an
METHANEX CORPORATION 2022 FIRST QUARTER NEWS RELEASE                                 PAGE 3

increase to the normal course issuer bid for an incremental 2,283,707 shares, for a total of 6,094,171 shares, which increases the normal course issuer bid to 10% of our public float.
▪In the first quarter of 2022 we paid a $0.125 per common share quarterly dividend to shareholders for a total of $9 million. On April 27, 2022 we announced a 16% increase in our quarterly dividend to $0.145 per common share. The increased dividend will apply to the dividend payable on June 30, 2022.
▪At March 31, 2022, we have a strong liquidity position including a cash balance of $1.1 billion and $600 million of undrawn backup liquidity.
PRODUCTION HIGHLIGHTS

	Q1 2022		Q4 2021	Q1 2021
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production
New Zealand [2]	550	386	405	369
USA (Geismar)	550	556	605	422
Trinidad (Methanex interest) [3]	490	258	296	275
Chile	425	324	334	221
Egypt (50% interest)	158	104	144	148
Canada (Medicine Hat)	160	161	149	161
	2,333	1,789	1,933	1,596
1Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition and availability. Annual Operating Capacity is currently 2.2 million tonnes based on the natural gas composition expected for the foreseeable future. The Waitara Valley plant is currently idled indefinitely due to insufficient natural gas availability.
3The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities. The Titan plant remains idled indefinitely since the expiry of its gas contract with the National Gas Company of Trinidad and Tobago Limited ("NGC"). We continue to engage with the NGC to negotiate terms for a new gas contract for Titan.

Key production and operational highlights during the first quarter and production outlook for 2022 include:

▪New Zealand produced 386,000 tonnes compared to 405,000 tonnes in the fourth quarter of 2021. In New Zealand, our production was lower in the first quarter of 2022 compared to the fourth quarter of 2021 due to lower gas deliveries. Based on our outlook for natural gas in New Zealand, we estimate production for 2022 to be approximately 1.5 million tonnes.
▪Geismar produced 556,000 tonnes in the first quarter of 2022 compared to 605,000 tonnes in the fourth quarter of 2021. Geismar production was lower for the first quarter of 2022 compared to the fourth quarter of 2021 as production was impacted by minor unplanned outages at both Geismar 1 and 2 during the first quarter.
▪Atlas produced 258,000 tonnes (Methanex interest) in the first quarter of 2022 compared to 296,000 tonnes in the fourth quarter of 2021. Production in Trinidad was lower in the first quarter of 2022 compared to the fourth quarter of 2021 due to a minor unplanned outage at our Atlas plant. Titan remains idled indefinitely.
▪Chile produced 324,000 tonnes in the first quarter of 2022 compared to 334,000 tonnes in the fourth quarter of 2021. Production for the first quarter of 2022 is comparable to the fourth quarter of 2021 as our Chile IV plant ran continuously through both quarters, as both periods fall within the Southern hemisphere summer months, when domestic natural gas demand is lower. We expect to have sufficient gas to operate both Chile plants to the end of April 2022, following which we anticipate operating one plant through the Southern hemisphere winter. We estimate Chile production in 2022 to be approximately 1 million tonnes.
METHANEX CORPORATION 2022 FIRST QUARTER NEWS RELEASE                                 PAGE 4

▪Egypt produced 208,000 tonnes (Methanex interest - 104,000 tonnes) in the first quarter of 2022 compared to 288,000 tonnes (Methanex interest - 144,000 tonnes) in the fourth quarter of 2021. Production in Egypt was lower in the first quarter of 2022 compared to the fourth quarter of 2021 due to a planned 20 day outage in the first quarter.
▪Medicine Hat produced 161,000 tonnes in the first quarter of 2022 compared to 149,000 tonnes in the fourth quarter of 2021. Production for the first quarter of 2022 is slightly higher compared to the fourth quarter of 2021 as the plant did not experience any of the weather related constraints faced in the fourth quarter of 2021.
CONFERENCE CALL
A conference call is scheduled for April 28, 2022 at 11:00 am ET (8:00 am PT) to review these first quarter results. To access the call, dial the conferencing operator fifteen minutes prior to the start of the call at (416) 340-2217, or toll free at (800) 806-5484. The passcode for the call is 2971996#. A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com/investor-relations/events and will also be available following the call.
ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".
FORWARD-LOOKING INFORMATION WARNING
This first quarter 2022 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the first quarter 2022 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
NON-GAAP MEASURES
The Company has used the terms Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share and Average realized price throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Non-GAAP Measures on page 13 of the Company's MD&A for the period ended March 31, 2022 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

-end-
For further information, contact:

Sarah Herriott
Director, Investor Relations
Methanex Corporation
604-661-2600
METHANEX CORPORATION 2022 FIRST QUARTER NEWS RELEASE                                 PAGE 5

1
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
TSX Trust Company
320 Bay Street
Toronto, Ontario Canada M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

Management's Discussion and Analysis for the Three Months Ended March 31, 2022
At April 26, 2022 the Company had 72,408,916 common shares issued and outstanding and stock options exercisable for 1,629,551 additional common shares.
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.
FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Net income attributable to Methanex shareholders	$119	$201	$105
Mark-to-market impact of share-based compensation, net of tax	40	(16)	(23)
Adjusted net income [1]	$159	$185	$82
Diluted weighted average shares outstanding (millions)	74	76	76
Adjusted net income per common share [1]	$2.16	$2.43	$1.07
1     The Company has used the terms Adjusted EBITDA, Adjusted net income and Adjusted net income per common share throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Non-GAAP Measures on page 13 of the MD&A for reconciliations to the most comparable GAAP measures.

▪We recorded net income attributable to Methanex shareholders of $119 million in the first quarter of 2022 compared to net income of $201 million in the fourth quarter of 2021. The decrease in net income is primarily due to the change in the mark-to-market impact of share-based compensation, and the effective tax rate which was lower in the fourth quarter of 2021 due to a reduced tax rate in Chile and the resolution of outstanding tax matters not recurring in the first quarter of 2022.
▪We recorded Adjusted EBITDA of $337 million for the first quarter of 2022 compared to $340 million for the fourth quarter of 2021. We recorded Adjusted net income of $159 million for the first quarter of 2022 compared to Adjusted net income of $185 million for the fourth quarter of 2021. Adjusted EBITDA for the first quarter of 2022 are comparable to the fourth quarter of 2021 as the modest decrease in our average realized methanol price to $425 per tonne from $445 per tonne was primarily offset by lower costs due to a higher proportion of Methanex-produced methanol sales and the methanol price impact on our methanol-linked gas costs. Adjusted net income for the first quarter of 2022 is lower compared to the fourth quarter of 2021 as the effective tax rate which was lower in the fourth quarter of 2021 due to reduced tax rate in Chile and resolution of outstanding tax matters not recurring in the first quarter of 2022.

▪We sold 2,758,000 tonnes in the first quarter of 2022 compared to 2,804,000 tonnes for the fourth quarter of 2021. Sales of Methanex-produced methanol were 1,797,000 tonnes in the first quarter of 2022 compared to 1,672,000 tonnes in the fourth quarter of 2021. (refer to Supply/Demand Fundamentals section on page 11 of the MD&A for more information)
METHANEX CORPORATION 2022 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 1

▪In the first quarter of 2022 we produced 1,789,000 tonnes compared to 1,933,000 tonnes for the fourth quarter of 2021. Production is lower for the first quarter of 2022 primarily due to unplanned and planned outages at our Geismar, Egypt and Atlas facilities. Refer to the Production Summary section on page 4 of the MD&A.
▪Construction on our highly advantaged Geismar 3 project continues on plan and is well-positioned to be completed on-time and on-budget by the end of 2023 or early 2024. Our capital cost estimate for the project is $1.25 to $1.35 billion and we have spent $620 million to the end of March 31, 2022 (all amounts before capitalized interest). Geismar 3's world-class CO2 intensity profile will enhance our current asset portfolio and help us meet our recently published commitment to reduce our greenhouse gas emissions intensity.
▪In the third quarter of 2021 we commenced a normal course issuer bid to repurchase up to 3,810,464 common shares. To March 31, 2022, we have repurchased 3,304,540 common shares for $155 million. On April 27, 2022 the Board approved an increase to the normal course issuer bid for an incremental 2,283,707 shares, for a total of 6,094,171 shares, which increases the normal course issuer bid to 10% of our public float.
▪In the first quarter of 2022 we paid a $0.125 per common share quarterly dividend to shareholders for a total of $9 million. On April 27, 2022 we announced a 16% increase in our quarterly dividend to $0.145 per common share. The increased dividend will apply to the dividend payable on June 30, 2022.
▪At March 31, 2022, we have a strong liquidity position including a cash balance of $1.1 billion and $600 million of undrawn backup liquidity.

This First Quarter 2022 Management’s Discussion and Analysis dated April 27, 2022 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended March 31, 2022 as well as the 2021 Annual Consolidated Financial Statements and MD&A included in the Methanex 2021 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2021 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

METHANEX CORPORATION 2022 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 2

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended
($ millions except per share amounts and where noted)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,789	1,933	1,596
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,797	1,672	1,518
Purchased methanol	682	810	1,014
Commission sales	279	322	261
Total sales volume [1]	2,758	2,804	2,793

Methanex average non-discounted posted price ($ per tonne) [2]	527	579	447
Average realized price ($ per tonne) 3 4	425	445	363

Revenue	1,176	1,253	1,016
Net income (attributable to Methanex shareholders)	119	201	105
Adjusted net income [4]	159	185	82
Adjusted EBITDA [4]	337	340	242
Cash flows from operating activities	325	283	167

Basic net income per common share	1.60	2.66	1.37
Diluted net income per common share	1.60	2.51	1.19
Adjusted net income per common share [4]	2.16	2.43	1.07

Common share information (millions of shares)
Weighted average number of common shares	74	76	76
Diluted weighted average number of common shares	74	76	76
Number of common shares outstanding, end of period	73	75	76
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe, China and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    The Company has used Average realized price ("ARP") throughout this document. This is a non-GAAP ratio that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. ARP is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate in response to market prices.
4 Note that Adjusted net income, Adjusted net income per common share, Adjusted EBITDA, and Average realized price are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Non-GAAP Measures section on page 13 for a description of each non-GAAP measure.

METHANEX CORPORATION 2022 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 3

PRODUCTION SUMMARY

	Q1 2022		Q4 2021	Q1 2021
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production
New Zealand [2]	550	386	405	369
USA (Geismar)	550	556	605	422
Trinidad (Methanex interest) [3]	490	258	296	275
Chile	425	324	334	221
Egypt (50% interest)	158	104	144	148
Canada (Medicine Hat)	160	161	149	161
	2,333	1,789	1,933	1,596
1Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition and availability. Annual Operating Capacity is currently 2.2 million tonnes based on the natural gas composition expected for the foreseeable future. The Waitara Valley plant is currently idled indefinitely due to insufficient natural gas availability. (refer to the New Zealand section below).
3The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities. The Titan plant remains idled indefinitely since the expiry of its gas contract with the National Gas Company of Trinidad and Tobago Limited ("NGC"). We continue to engage with the NGC to negotiate terms for a new gas contract for Titan. (refer to the Trinidad section below).
New Zealand
The New Zealand facilities produced 386,000 tonnes of methanol in the first quarter of 2022 compared to 405,000 tonnes in the fourth quarter of 2021. In New Zealand, our production was lower in the first quarter of 2022 compared to the fourth quarter of 2021 due to lower gas deliveries. Based on our outlook for natural gas in New Zealand, we estimate production for 2022 to be approximately 1.5 million tonnes.
United States
The Geismar facilities produced 556,000 tonnes in the first quarter of 2022 compared to 605,000 tonnes in the fourth quarter of 2021. Geismar production was lower for the first quarter of 2022 compared to the fourth quarter of 2021 as production was impacted by minor unplanned outages at both Geismar 1 and 2 during the first quarter.
Trinidad
Atlas produced 258,000 tonnes (Methanex interest) during the first quarter of 2022 compared with 296,000 tonnes in the fourth quarter of 2021. Production in Trinidad was lower in the first quarter of 2022 compared to the fourth quarter of 2021 due to a minor unplanned outage at our Atlas plant. Titan remains idled indefinitely.
Chile
Chile produced 324,000 tonnes in the first quarter of 2022 compared to 334,000 tonnes in the fourth quarter of 2021. Production for the first quarter of 2022 is comparable to the fourth quarter of 2021 as our Chile IV plant ran continuously through both quarters, as both periods fall within the Southern hemisphere summer months, when domestic natural gas demand is lower. We expect to have sufficient gas to operate both Chile plants to the end of April 2022, following which we anticipate operating one plant through the Southern hemisphere winter. We estimate Chile production in 2022 to be approximately 1 million tonnes.

METHANEX CORPORATION 2022 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 4

Egypt
Egypt produced 208,000 tonnes (Methanex interest - 104,000 tonnes) in the first quarter of 2022 compared to 288,000 tonnes (Methanex interest - 144,000 tonnes) in the fourth quarter of 2021. Production in Egypt was lower in the first quarter of 2022 compared to the fourth quarter of 2021 due to a planned 20 day outage in the first quarter.
Canada
Medicine Hat produced 161,000 tonnes in the first quarter of 2022 compared to 149,000 tonnes in the fourth quarter of 2021. Production for the first quarter of 2022 is slightly higher compared to the fourth quarter of 2021 as the plant did not experience any of the weather related constraints faced in the fourth quarter of 2021.

FINANCIAL RESULTS

For the first quarter of 2022, we reported net income attributable to Methanex shareholders of $119 million ($1.60 net income per common share on a diluted basis) compared to net income attributable to Methanex shareholders for the fourth quarter of 2021 of $201 million ($2.51 net income per common share on a diluted basis) and net income attributable to Methanex shareholders for the first quarter of 2021 of $105 million ($1.19 net income per common share on a diluted basis).

For the first quarter of 2022, we recorded Adjusted EBITDA of $337 million and Adjusted net income of $159 million ($2.16 Adjusted net income per common share). This compares with Adjusted EBITDA of $340 million and Adjusted net income of $185 million ($2.43 Adjusted net income per common share) for the fourth quarter of 2021 and Adjusted EBITDA of $242 million and Adjusted net income of $82 million ($1.07 Adjusted net income per common share) for the first quarter of 2021.

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Non-GAAP Measures on page 13 for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.
METHANEX CORPORATION 2022 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 5

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended
($ millions)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Consolidated statements of income:
Revenue	$1,176	$1,253	$1,016
Cost of sales and operating expenses	(892)	(919)	(746)
Mark-to-market impact of share-based compensation	48	(19)	(25)
Adjusted EBITDA (attributable to associate)	42	60	26
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(37)	(35)	(29)
Adjusted EBITDA attributable to Methanex shareholders	337	340	242

Mark-to-market impact of share-based compensation	(48)	19	25
Depreciation and amortization	(92)	(87)	(90)
Finance costs	(34)	(34)	(39)
Finance income and other expenses	—	(4)	1
Income tax expense	(42)	(22)	(30)
Earnings of associate adjustment [1]	(21)	(26)	(14)
Non-controlling interests adjustment [1]	19	15	10
Net income attributable to Methanex shareholders	$119	$201	$105
Net income	$137	$221	$124
1    These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests. For Q1 2022 the NCI adjustment also reflects MOL's 40% NCI interest in Waterfront Shipping, which did not apply to the comparative periods

Adjusted EBITDA (attributable to Methanex shareholders)

Our operations consist of a single operating segment - the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 17. Changes in these components - average realized price, sales volume and total cash costs - similarly impact net income attributable to Methanex shareholders. The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q1 2022 compared with Q4 2021	Q1 2022 compared with Q1 2021
Average realized price	$(51)	$154
Sales volume	(1)	(6)
Total cash costs	49	(53)
Increase (decrease) in Adjusted EBITDA	$(3)	$95
Average realized price

	Three Months Ended
($ per tonne)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Methanex average non-discounted posted price	527	579	447
Methanex average realized price	425	445	363

METHANEX CORPORATION 2022 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 6

Methanex’s average realized price for the first quarter of 2022 was $425 per tonne compared to $445 per tonne in the fourth quarter of 2021 and $363 per tonne in the first quarter of 2021, resulting in a decrease of $51 million and an increase of $154 million in Adjusted EBITDA, respectively.
Sales volume
Methanol sales volume excluding commission sales volume in the first quarter of 2022 was 3,000 tonnes lower than the fourth quarter of 2021 and 53,000 tonnes lower than the first quarter of 2021. The decrease in sales volume in the first quarter of 2022 compared to the fourth quarter of 2021 decreased Adjusted EBITDA by $1 million. The decrease in sales volume for the first quarter of 2022 compared to the same period in 2021 decreased Adjusted EBITDA by $6 million.

Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts within the major global markets.

We apply the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

The changes in Adjusted EBITDA due to changes in total cash costs were due to the following:

($ millions)	Q1 2022 compared with Q4 2021	Q1 2022 compared with Q1 2021
Methanex-produced methanol costs	$16	$(52)
Proportion of Methanex-produced methanol sales	24	44
Purchased methanol costs	18	(45)
Logistics costs	(7)	(14)
Other, net	(2)	14
Increase (decrease) in Adjusted EBITDA due to changes in total cash costs	$49	$(53)
Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas for more than half of our production under agreements where the unique terms of each contract include a base price and a variable price component linked to methanol revenue to reduce our commodity price risk exposure. The variable price component is adjusted by a formula linked to methanol sales prices above a certain level. For the first quarter of 2022 compared to the fourth quarter of 2021 lower Methanex-produced methanol costs increased Adjusted EBITDA by $16 million. For the first quarter of 2022 compared to the same period in 2021, higher Methanex-produced methanol costs decreased Adjusted EBITDA by $52 million. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of higher realized methanol prices impacting Methanex revenue and the variable portion of our natural gas cost, changes in spot gas prices and changes in the mix of production sold from inventory.
Proportion of Methanex-produced methanol sales
The cost of purchased methanol is linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the first quarter of 2022 compared to the fourth quarter of 2021, a higher proportion, in the first quarter, of Methanex-produced methanol increased Adjusted EBITDA by $24 million. For the first quarter of 2022 compared with the first quarter of 2021, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $44 million.
METHANEX CORPORATION 2022 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 7

Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing and the timing of purchases sold from inventory, as well as the volume of purchased methanol. For the first quarter of 2022 compared to the fourth quarter of 2021, the impact of lower purchased methanol costs increased Adjusted EBITDA by $18 million. For the first quarter of 2022 compared to the first quarter of 2021, the impact of higher purchased methanol costs in the first quarter decreased Adjusted EBITDA by $45 million.
Logistics costs
Logistics costs vary from period to period primarily depending on the levels of production from each of our production facilities, the resulting impact on our supply chain, and variability in bunker fuel costs. Logistics costs for the first quarter of 2022, compared with both the fourth quarter of 2021 and the first quarter of 2021 were higher by $7 million and $14 million, respectively primarily due to rising bunker fuel costs. Additionally, the sale of a 40% interest in Waterfront Shipping in the first quarter of 2022 to Mitsui O.S.K. Lines, Ltd. ("MOL") results in a proportionate interest of Adjusted EBITDA earned by Waterfront Shipping to be attributed to MOL in the first quarter of 2022, which was not applicable in 2021.
Other, net
Other, net relates to unabsorbed fixed costs, selling, general and administrative expenses and other operational items. Other costs were comparable between the first quarter of 2022 and the fourth quarter of 2021. For the first quarter of 2022 compared to the first quarter of 2021, other costs were lower by $14 million, due to restructuring costs recognized in the first quarter of 2021, and fewer plant outages and higher production in the first quarter of 2022 resulting in lower unabsorbed costs.
Mark-to-Market Impact of Share-based Compensation
We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended
($ millions except share price)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Methanex Corporation share price [1]	$54.56	$39.55	$36.80
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	9	3	8
Mark-to-market impact due to change in share price [2]	48	(19)	(25)
Total share-based compensation expense (recovery), before tax	$57	$(16)	$(17)
1 US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.
2For all periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.
Depreciation and Amortization

Depreciation and amortization was $92 million for the first quarter of 2022 compared to $87 million for the fourth quarter of 2021 and $90 million for the first quarter of 2021. Depreciation and amortization for the first quarter of 2022 compared to the fourth quarter of 2021 was higher due to higher unabsorbed depreciation incurred in the first quarter as a result of plant outages, and higher absorbed deprecation due to higher Methanex produced methanol sales. Depreciation and amortization for the first quarter of 2022 is comparable to the first quarter of 2021.
METHANEX CORPORATION 2022 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 8

Finance Costs

	Three Months Ended
($ millions)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Finance costs before capitalized interest	$41	$40	$43
Less capitalized interest	(7)	(6)	(4)
Finance costs	$34	$34	$39
Finance costs are primarily comprised of interest on borrowings and lease obligations.
Finance costs are comparable for the first quarter of 2022 and the fourth quarter of 2021. Finance costs are lower for the first quarter of 2022 compared to the first quarter of 2021 as a result of the repayment of our G3 construction facility in the second quarter of 2021. Capitalized interest relates to interest costs capitalized for the Geismar 3 project. Refer to the Liquidity and Capital Resources section on page 12.
Finance Income and Other Expenses

	Three Months Ended
($ millions)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Finance income and other expenses	$—	$(4)	$1
The change in finance income and other expenses for all periods presented is primarily due to the impact of changes in foreign exchange rates and changes in interest income earned on cash balances, along with individually immaterial other expenses.
Income Taxes

A summary of our income taxes for the first quarter of 2022 compared to the fourth quarter of 2021 is as follows:

	Three Months Ended March 31, 2022		Three Months Ended December 31, 2021
($ millions except where noted)	Per consolidated statement of income	Adjusted [1,2,3,4]	Per consolidated statement of income	Adjusted [1,2,3,4]
Net income before income tax	$179	$220	$243	$216
Income tax expense	(42)	(61)	(22)	(31)
Net income after income tax	$137	$159	$221	$185
Effective tax rate	23%	28%	9%	14%
1     Adjusted net income before income tax reflects amounts required for the inclusion of 63.1% of Atlas income and 50% of Egypt, as well as amounts required to exclude the mark-to-market impact of share-based-compensation expense or recovery. The most directly comparable measure in the financial statements is net income before tax.
2     Adjusted income tax recovery (expense) reflects amounts required for the inclusion of 63.1% of Atlas income and 50% of Egypt, as well as amounts required to exclude the tax impact of mark-to-market impact of share-based-compensation expense or recovery, calculated at the appropriate applicable tax rate for their respective jurisdictions. The most directly comparable measure in the financial statements is income tax recovery (expense).
3     Adjusted effective tax rate is a non-GAAP ratio and is calculated as adjusted income tax expense or recovery, divided by adjusted net income before tax.
4     Adjusted net income before income tax and Adjusted income tax expense are non-GAAP measures. Adjusted effective tax rate is a non-GAAP ratio. These do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Management uses these to assess the effective tax rate. These measures and ratios are useful as they are a better measure of our underlying tax rate across the jurisdictions in which we operate.

METHANEX CORPORATION 2022 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 9

We earn the majority of our income in Chile, Egypt, Trinidad, New Zealand, Canada, and the United States. Including applicable withholding taxes, the statutory tax rate applicable to Methanex in Chile is 35%, Egypt is 30%, Trinidad is 38%, New Zealand is 28%, Canada is 24.5% and the United States is 23%. We accrue for withholding taxes that will be incurred upon distributions from our subsidiaries when it is probable that the earnings will be repatriated. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net income was 28% for the first quarter of 2022 and 14% for the fourth quarter of 2021. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar on our tax balances. In addition, the effective tax rate is impacted by changes in tax legislation in the jurisdictions in which we operate. In the fourth quarter of 2021 the effective tax rate was lower primarily due to the lower tax rate applicable in Chile applied retrospectively to undistributed earnings and other net changes in our tax provision associated with the resolution of certain outstanding audits, tax disputes and other matters.

The following table shows a reconciliation of Net income to Adjusted net income before tax, and of Income tax expense to Adjusted income tax expense:

	Three Months Ended
($ millions except per share amounts and where noted)	Mar 31 2022	Dec 31 2021
Net income	$137	$221
Adjusted for:
Income tax expense	42	22
Earnings from associate	(21)	(35)
Share of earnings of associate's income before tax	34	52
Net income before tax of non-controlling interests	(20)	(25)
Mark-to-market impact of share-based compensation	48	(19)
Adjusted net income before tax	$220	$216

Income tax expense	$(42)	$(22)
Adjusted for:
Inclusion of tax expense of associate	(13)	(18)
Removal of tax expense of non-controlling interest	2	6
Tax on mark-to-market impact of share-based compensation	(8)	3
Adjusted income tax expense	$(61)	$(31)
METHANEX CORPORATION 2022 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 10

SUPPLY/DEMAND FUNDAMENTALS
Demand
Global methanol demand in the first quarter of 2022 increased slightly compared to both the first quarter of 2021 and the fourth quarter of 2021. Demand from traditional chemical applications was lower in the first quarter of 2022 compared to the fourth quarter 2021 due to the seasonal slowdown of manufacturing activity during the Lunar New Year in China combined with downstream turnarounds in the United States. The methanol-to-olefins ("MTO") sector returned to high operating rates in the first quarter of 2022 with operating rates increasing from 65% during the fourth quarter of 2021 to 85% during the first quarter 2022.

Over the long term, we believe that traditional chemical demand for methanol, which represents over 50% of global methanol demand, is influenced by the strength of global and regional economies and industrial production levels. We believe that demand for energy-related applications will be influenced by energy prices, pricing of end products, and government policies that are playing an increasing role in encouraging new applications for methanol due to its emissions benefits as a fuel. The future operating rates and methanol consumption from MTO producers will depend on a number of factors, including the pricing for their various final products, the degree of downstream integration of these units with other products, the impact of olefin industry feedstock costs, including naphtha, on relative competitiveness and plant maintenance schedules.
Supply
The methanol market was tight going into the first quarter of 2022. Overall operating rates were lower in the first quarter compared to the fourth quarter primarily impacted by ongoing constraints in the Middle East and in Europe due to feedstock availability and cost. Operating rates are likely to continue to be challenged as multiple plants are expected to shut-down for turnarounds in the second quarter of 2022.

We expect most large-scale capacity additions to be in North America, the Middle East (Iran) and China over the next few years. In North America, we are building a 1.8 million tonne plant, the Geismar 3 project, which will be our third plant in Louisiana, with commercial operations targeted for the end of 2023 or early 2024. There are other large-scale projects under discussion in North America, the Middle East and South East Asia; however, we believe that none have yet reached a final investment decision. In Iran, we continue to monitor projects at various construction stages. In China, we anticipate some capacity additions over the near-to-medium term and the closure of some small-scale, inefficient and older plants. We expect that new capacity built in China will be consumed in that country.
Methanol Price
Methanol prices remained strong in the first quarter. Our average realized price in the first quarter of 2022 was $425 per tonne compared to $445 per tonne in the fourth quarter of 2021.

In addition to the tight market conditions, the conflict between Russia and the Ukraine further contributed to continued high global energy prices providing support for the methanol cost curve. Future methanol prices will depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand.
The following table outlines our recent regional non-discounted posted prices. Methanol is a global commodity and future methanol prices are directly impacted by changes in methanol supply and demand. Based on the diversity of end products in which methanol is used, demand for methanol is driven by a number of factors including: strength of global and regional economies, industrial production levels, energy prices, pricing of end products and government regulations and policies. Methanol industry supply is impacted by the cost of production, methanol industry operating rates and new methanol industry capacity additions.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	May 2022	Apr 2022	Mar 2022	Feb 2022	Jan 2022
North America	638	659	619	619	619
Europe [2]	645	645	590	590	590
Asia Pacific	520	540	480	480	500
China	470	500	450	430	430
1    Discounts from our posted prices are offered to customers based on    various factors.
2    €570 for Q2 2022 (Q1 2022 – €505) converted to United States dollars.
3    Began posting a China specific price in 2022; prior to 2022 the Asia Pacific price applied to both markets.
METHANEX CORPORATION 2022 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 11

LIQUIDITY AND CAPITAL RESOURCES

We operate in a highly competitive commodity industry and therefore are committed to maintaining a strong balance sheet and financial flexibility. At March 31, 2022, our cash balance was $1.1 billion. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity.

A summary of our sources and uses of cash for the first quarter of 2022, compared to the same period in 2021, is as follows:

	Three Months Ended
($ millions, except as otherwise noted)	Mar 31 2022	Mar 31 2021	Variance
Cash provided by operating activities	$325	$167	$158
Cash used in financing activities	(14)	(83)	69
Cash used in investing activities	(118)	(62)	(56)
Increase in cash and cash equivalents	$193	$22	$171

Cash flows from operating activities in the first quarter of 2022 were $325 million compared to $167 million for the first quarter of 2021. Cash flows from operating activities were higher in the first quarter of 2022 compared to the first quarter of 2021 despite similar net income levels primarily due to the change in non-cash, stock based compensation expense (recovery), higher dividends received from our equity accounted joint-venture (Atlas), and a smaller build in non-cash working capital.

Cash used in financing activities in the first quarter of 2022 was $14 million, which, in addition to regular lease and interest payments, included distributions to our non-controlling interest and shares repurchased under our normal course issuer bid and a higher dividend to shareholders compared to the first quarter of 2021. The increased cash outflow due to the shareholder distributions is offset by the cash inflow from our partial sale of Waterfront Shipping. Cash used in financing activities in the first quarter of 2021 was $83 million, primarily relating to regular lease and interest payments, as well as distributions to non-controlling interests.

During the first quarter of 2022 we paid a quarterly dividend of $0.125 per common share for a total of $9 million.In April 2022, the Board approved a 16% dividend increase to $0.145 per share per quarter, and an increase to the existing Normal Course Issuer Bid increasing the number of common shares that may be purchased from 3,810,464 to 6,094,171, representing 10% of the public float.

Cash used in investing activities relates to capital spend on maintenance and major projects including our Geismar 3 plant currently under construction. For more information on our capital projects, please see Capital Projects and Growth Opportunities below.
Capital Projects and Growth Opportunities

Construction on our highly advantaged Geismar 3 project continues on plan and is well-positioned to be completed on-time and on-budget by the end of 2023 or early 2024. Our capital cost estimate for the project is $1.25 to $1.35 billion and we have spent $620 million to the end of March 31, 2022 (all amounts before capitalized interest). Geismar 3's world-class CO2 intensity profile will enhance our current asset portfolio and help us meet our recently published commitment to reduce our greenhouse gas emissions intensity.

Our planned operational capital expenditures directed towards maintenance, turnarounds, and catalyst changes, including our 63.1% share of Atlas and 50% of Egypt, is currently estimated to be approximately $100 million for the remainder of 2022.
METHANEX CORPORATION 2022 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 12

Strategic Partnership

On February 1, 2022, we closed the previously announced strategic shipping partnership between Methanex, Waterfront Shipping (a Methanex subsidiary) and Mitsui O.S.K. Lines, Ltd. ("MOL") whereby MOL acquired a 40% minority interest in Waterfront Shipping for proceeds of approximately $145 million. Methanex retains the remaining 60% majority interest in Waterfront Shipping and continues to operate it as a key element of our globally integrated supply chain. The sale generated a $122 million gain which has been accounted for as a transaction between equity holders as Methanex controls Waterfront Shipping before and after the transaction. Accordingly, the gain has been reflected as an increase in shareholders' equity. Total proceeds and the gain on sale is subject to post-closing working capital adjustments expected to be finalized in the second quarter of 2022.
CONTROLS AND PROCEDURES

During the first quarter of 2022, no changes were made in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ADDITIONAL INFORMATION – NON-GAAP MEASURES

In addition to providing measures prepared in accordance with IFRS, we present certain additional non-GAAP measures and ratios throughout this document. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Average realized price, Adjusted net income before income tax, Adjusted income tax expense, and Adjusted effective tax rate. These non-GAAP financial measures and ratios reflect our 63.1% economic interest in the Atlas Facility and our 50% economic interest in the Egypt Facility, and are useful as they are a better measure of our underlying performance, and assist in assessing the operating performance of the Company's business. These measures, at our share of our facilities, are a better measure of our underlying performance, as we fully run the operations on our partners' behalf, despite having less than full share of the economic interest. Adjusted EBITDA is also frequently used by securities analysts and investors when comparing our results with those of other companies. These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures and ratios are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another.

These measures should be considered in addition to, and not as a substitute for, net income and revenue reported in accordance with IFRS.
Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

METHANEX CORPORATION 2022 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 13

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended
($ millions)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Net income attributable to Methanex shareholders	$119	$201	$105
Mark-to-market impact of share-based compensation	48	(19)	(25)
Depreciation and amortization	92	87	90
Finance costs	34	34	39
Finance income and other expenses	—	4	(1)
Income tax expense	42	22	30
Earnings of associate adjustment [1]	21	26	14
Non-controlling interests adjustment [1]	(19)	(15)	(10)
Adjusted EBITDA attributable to Methanex shareholders	$337	$340	$242

1    These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests. For Q1 2022 the NCI adjustment also reflects MOL's 40% NCI interest in Waterfront Shipping, which did not apply to the comparative periods

Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are a non-GAAP measure and a non-GAAP ratio, respectively, because they exclude the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Net income attributable to Methanex shareholders	$119	$201	$105
Mark-to-market impact of share-based compensation, net of tax	40	(16)	(23)
Adjusted net income	$159	$185	$82
Diluted weighted average shares outstanding (millions)	74	76	76
Adjusted net income per common share	$2.16	$2.43	$1.07

Management uses these measures to analyze net income and net income per common share after adjusting for our economic interest in the Atlas and Egypt facilities, for reasons as described above. The exclusion of the mark-to-market portion of the impact of shared based compensation is due to these amounts not being seen as indicative of operational performance and can fluctuate in the intervening periods until settlement, at which time they are included appropriately as the cost of employee compensation.
METHANEX CORPORATION 2022 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 14

QUARTERLY FINANCIAL DATA (UNAUDITED)

Our operations consist of a single operating segment - the production and sale of methanol. Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs. A summary of selected financial information is as follows:

	Three Months Ended
($ millions except per share amounts)	Mar 31 2022	Dec 31 2021	Sep 30 2021	Jun 30 2021
Revenue	$1,176	$1,253	$1,078	$1,068
Net income attributable to Methanex shareholders	119	201	71	107
Basic net income per common share	1.60	2.66	0.93	1.40
Diluted net income per common share	1.60	2.51	0.93	1.31
Adjusted EBITDA	337	340	264	262
Adjusted net income	159	185	99	95
Adjusted net income per common share	2.16	2.43	1.29	1.24

	Three Months Ended
($ millions except per share amounts)	Mar 31 2021	Dec 31 2020	Sep 30 2020	Jun 30 2020
Revenue	$1,016	$811	$581	$512
Net income (loss) attributable to Methanex shareholders	105	(27)	(88)	(65)
Basic net income (loss) per common share	1.37	(0.35)	(1.15)	(0.85)
Diluted net income (loss) per common share	1.19	(0.35)	(1.15)	(0.85)
Adjusted EBITDA	242	136	40	32
Adjusted net income (loss)	82	12	(79)	(64)
Adjusted net income (loss) per common share	1.07	0.15	(1.03)	(0.84)

METHANEX CORPORATION 2022 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 15

Methanex Corporation
Quarterly History (unaudited)

	Q1 2022	2021	Q4	Q3	Q2	Q1	2020	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	1,797	6,207	1,672	1,435	1,582	1,518	6,704	1,480	1,531	1,717	1,976
Purchased methanol	682	3,750	810	1,023	903	1,014	2,994	1,192	836	418	548
Commission sales [1]	279	1,227	322	299	345	261	1,042	196	311	271	264
	2,758	11,184	2,804	2,757	2,830	2,793	10,740	2,868	2,678	2,406	2,788
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	386	1,348	405	268	306	369	1,672	439	340	450	443
USA (Geismar)	556	1,989	605	478	484	422	2,040	556	513	441	530
Trinidad (Methanex interest)	258	1,161	296	296	294	275	998	161	167	241	429
Egypt (50% interest)	104	581	144	155	134	148	578	145	153	147	133
Canada (Medicine Hat)	161	628	149	159	159	161	490	111	81	145	153
Chile	324	807	334	124	128	221	836	195	118	204	319
	1,789	6,514	1,933	1,480	1,505	1,596	6,614	1,607	1,372	1,628	2,007
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	425	393	445	390	376	363	247	282	217	211	267
($/gallon)	1.28	1.18	1.34	1.17	1.13	1.09	0.74	0.85	0.65	0.63	0.80

ADJUSTED EBITDA	337	1,108	340	264	262	242	346	136	40	32	138

PER SHARE INFORMATION ($ per common share attributable to Methanex shareholders)
Basic net income (loss)	1.60	6.34	2.66	0.93	1.40	1.37	(2.06)	(0.35)	(1.15)	(0.85)	0.30
Diluted net income (loss)	1.60	6.13	2.51	0.93	1.31	1.19	(2.06)	(0.35)	(1.15)	(0.85)	0.21
Adjusted net income (loss)	2.16	6.03	2.43	1.29	1.24	1.07	(1.62)	0.15	(1.03)	(0.84)	0.10

1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol.

METHANEX CORPORATION 2022 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 16

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment - the production and sale of methanol. We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income and Adjusted net income per common share throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Non-GAAP Measures section on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume, plus the difference from period to period in commission revenue.

CASH COSTS
The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

SALES VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share include an amount representing our 63.1% equity share in Atlas. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We own 60% of Waterfront Shipping, which provides service to Methanex for the ocean freight component of our distribution and logistics costs. We consolidate both Egypt and Waterfront Shipping, which results in 100% of the financial results being included in our financial statements. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and Waterfront Shipping. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share exclude the amounts associated with non-controlling interests.

METHANEX CORPORATION 2022 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 17

FORWARD-LOOKING INFORMATION WARNING

This First Quarter 2022 Management’s Discussion and Analysis ("MD&A") as well as comments made during the First Quarter 2022 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal," "targets," "plan," "predict" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•expected demand for methanol and its derivatives,
•expected new methanol supply or restart of idled capacity and timing for start up of the same,
•expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,
•expected methanol and energy prices,
•expected levels of methanol purchases from traders or other third parties,
•expected levels, timing and availability of economically priced natural gas supply to each of our plants,
•capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,
•our expected capital expenditures and anticipated timing and rate of return of such capital expenditures,
•anticipated operating rates of our plants,
•expected operating costs, including natural gas feedstock costs and logistics costs,
•expected tax rates or resolutions to tax disputes,

•expected cash flows, cash balances, earnings capability, debt levels and share price,
•availability of committed credit facilities and other financing,
•our ability to meet covenants associated with our long-term debt obligations,
•our shareholder distribution strategy and anticipated distributions to shareholders,
•commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities, including our Geismar 3 project,
•our financial strength and ability to meet future financial commitments,
•expected global or regional economic activity (including industrial production levels) and GDP growth,
•expected outcomes of litigation or other disputes, claims and assessments,
•expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties, and
•the potential future impact of the COVID-19 pandemic.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,
•our ability to procure natural gas feedstock on commercially acceptable terms,
•operating rates of our facilities,
•receipt or issuance of third-party consents or approvals or governmental approvals related to rights to purchase natural gas,
•the establishment of new fuel standards,
•operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,
•the availability of committed credit facilities and other financing,
•the expected timing and capital cost of our Geismar 3 project,
METHANEX CORPORATION 2022 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 18

•global and regional economic activity (including industrial production levels) and GDP growth,
•absence of a material negative impact from major natural disasters,
•absence of a material negative impact from changes in laws or regulations,
•absence of a material negative impact from political instability in the countries in which we operate, and
•enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•conditions in the methanol and other industries, including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,
•the price of natural gas, coal, oil and oil derivatives,
•our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,
•the ability to carry out corporate initiatives and strategies,
•actions of competitors, suppliers and financial institutions,
•conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,
•our ability to meet timeline and budget targets for the Geismar 3 project, including the impact of any cost pressures arising from labour costs,
•competing demand for natural gas, especially with respect to any domestic needs for gas and electricity,
•actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,
•changes in laws or regulations,
•import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,
•world-wide economic conditions,
•the impacts of the COVID-19 pandemic, and
•other risks described in our 2021 Annual Management’s Discussion and Analysis and this First Quarter 2022 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2022 FIRST QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 19

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended
	Mar 31 2022	Mar 31 2021

Revenue	$1,175,805	$1,015,532
Cost of sales and operating expenses	(892,114)	(746,008)
Depreciation and amortization	(92,383)	(90,452)
Operating income	191,308	179,072
Earnings of associate (note 4)	21,037	13,664
Finance costs (note 5)	(33,805)	(39,205)
Finance income and other expenses	366	664
Income before income taxes	178,906	154,195
Income tax expense:
Current	(28,881)	(20,341)
Deferred	(13,366)	(9,949)
	(42,247)	(30,290)
Net income	$136,659	$123,905
Attributable to:
Methanex Corporation shareholders	$118,520	$104,687
Non-controlling interests	18,139	19,218
	$136,659	$123,905

Income per common share for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$1.60	$1.37
Diluted net income per common share (note 7)	$1.60	$1.19

Weighted average number of common shares outstanding (note 7)	73,862,982	76,205,917
Diluted weighted average number of common shares outstanding (note 7)	73,879,568	76,375,001

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2022 FIRST QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 1

Methanex Corporation
Consolidated Statements of Comprehensive Income (unaudited)
(thousands of U.S. dollars)

	Three Months Ended
	Mar 31 2022	Mar 31 2021
Net income	$136,659	$123,905
Other comprehensive income:
Items that may be reclassified to income:
Change in fair value of cash flow hedges (note 10)	497,880	34,340
Forward element excluded from hedging relationships (note 10)	(246,446)	(6,931)
Realized gains on foreign exchange hedges reclassified to revenue	(1,047)	(1,145)
Items that will not be reclassified to income:
Taxes on above items	(56,289)	(6,658)
	194,098	19,606
Comprehensive income	$330,757	$143,511
Attributable to:
Methanex Corporation shareholders	$312,618	$124,293
Non-controlling interests	18,139	19,218
	$330,757	$143,511

See accompanying notes to condensed consolidated interim financial statements.
METHANEX CORPORATION 2022 FIRST QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 2

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Mar 31 2022	Dec 31 2021
ASSETS
Current assets:
Cash and cash equivalents	$1,125,020	$932,069
Trade and other receivables	475,763	551,367
Inventories (note 2)	432,190	459,556
Prepaid expenses	43,186	35,963
Other assets	56,714	9,842
	2,132,873	1,988,797
Non-current assets:
Property, plant and equipment (note 3)	3,799,152	3,686,149
Investment in associate (note 4)	191,030	217,319
Deferred income tax assets	32,365	98,169
Other assets	257,013	99,186
	4,279,560	4,100,823
	$6,412,433	$6,089,620
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$761,591	$835,951
Current maturities on long-term debt (note 6)	11,933	11,775
Current maturities on lease obligations	102,600	98,301
Current maturities on other long-term liabilities	60,353	17,191
	936,477	963,218
Non-current liabilities:
Long-term debt (note 6)	2,144,045	2,146,417
Lease obligations	656,190	618,800
Other long-term liabilities	151,896	193,749
Deferred income tax liabilities	216,923	212,705
	3,169,054	3,171,671
Equity:
Capital stock	422,246	432,728
Contributed surplus	1,892	1,928
Retained earnings	1,402,621	1,251,640
Accumulated other comprehensive income (loss)	185,249	(2,720)
Shareholders' equity	2,012,008	1,683,576
Non-controlling interests	294,894	271,155
Total equity	2,306,902	1,954,731
	$6,412,433	$6,089,620

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2022 FIRST QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 3

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2020	76,201,980	$440,723	$1,873	$843,606	$(137,102)	$1,149,100	$292,357	$1,441,457
Net income	—	—	—	104,687	—	104,687	19,218	123,905
Other comprehensive income	—	—	—	—	19,606	19,606	—	19,606
Compensation expense recorded for stock options	—	—	30	—	—	30	—	30
Issue of shares on exercise of stock options	7,300	252	—	—	—	252	—	252
Reclassification of grant date fair value on exercise of stock options	—	58	(58)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(2,859)	—	(2,859)	—	(2,859)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(4,199)	(4,199)
Realized hedge losses recognized in cash flow hedges	—	—	—	—	2,239	2,239	—	2,239
Balance, March 31, 2021	76,209,280	$441,033	$1,845	$945,434	$(115,257)	$1,273,055	$307,376	$1,580,431
Net income	—	—	—	377,671	—	377,671	54,335	432,006
Other comprehensive income	—	—	—	4,903	127,430	132,333	—	132,333
Compensation expense recorded for stock options	—	—	83	—	—	83	—	83
Payments for repurchase of shares	(1,435,193)	(8,305)	—	(54,593)	—	(62,898)	—	(62,898)
Dividend payments to Methanex Corporation shareholders	—	—	—	(21,775)	—	(21,775)	—	(21,775)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(91,206)	(91,206)
Equity contributions by non-controlling interest	—	—	—	—	—	—	650	650
Realized hedge gains recognized in cash flow hedges	—	—	—	—	(14,893)	(14,893)	—	(14,893)
Balance, December 31, 2021	74,774,087	$432,728	$1,928	$1,251,640	$(2,720)	$1,683,576	$271,155	$1,954,731
Net income	—	—	—	118,520	—	118,520	18,139	136,659
Other comprehensive income	—	—	—	—	194,098	194,098	—	194,098
Compensation expense recorded for stock options	—	—	27	—	—	27	—	27
Issue of shares on exercise of stock options	7,900	273	—	—	—	273	—	273
Reclassification of grant date fair value on exercise of stock options	—	63	(63)	—	—	—	—	—
Sale of partial interest in subsidiary (note 11)	—	—	—	122,454	—	122,454	22,546	145,000
Payment for shares repurchased	(1,869,347)	(10,818)	—	(80,810)	—	(91,628)	—	(91,628)
Dividend payments to Methanex Corporation shareholders	—	—	—	(9,183)	—	(9,183)	—	(9,183)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(16,946)	(16,946)
Realized hedge gains recognized in cash flow hedges	—	—	—	—	(6,129)	(6,129)	—	(6,129)
Balance, March 31, 2022	72,912,640	$422,246	$1,892	$1,402,621	$185,249	$2,012,008	$294,894	$2,306,902

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2022 FIRST QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 4

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended
	Mar 31 2022	Mar 31 2021
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income	$136,659	$123,905
Deduct earnings of associate	(21,037)	(13,664)
Dividends received from associate	47,325	15,775
Add (deduct) non-cash items:
Depreciation and amortization	92,383	90,452
Income tax expense	42,247	30,290
Share-based compensation expense (recovery)	56,600	(17,151)
Finance costs	33,805	39,205
Other	(1,562)	1,935
Income taxes paid	(18,357)	(9,644)
Other cash payments, including share-based compensation	(10,812)	(7,844)
Cash flows from operating activities before undernoted	357,251	253,259
Changes in non-cash working capital (note 9)	(31,884)	(86,069)
	325,367	167,190

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	(91,628)	—
Dividend payments to Methanex Corporation shareholders	(9,183)	(2,859)
Interest paid	(14,548)	(16,130)
Repayment of long-term debt and financing fees (note 6)	(2,741)	(18,605)
Repayment of lease obligations	(25,608)	(26,282)
Distributions to non-controlling interests	(16,946)	(19,199)
Proceeds on issue of shares on exercise of stock options	273	252
Restricted cash for distribution to non-controlling interests	(711)	—
Sale of partial interest in subsidiary	145,000	—
Changes in non-cash working capital related to financing activities (note 9)	1,960	—
	(14,132)	(82,823)

CASH FLOWS USED IN INVESTING ACTIVITIES
Property, plant and equipment	(15,770)	(44,009)
Geismar plant under construction	(120,042)	(20,088)
Restricted cash for capital projects	—	1,694
Changes in non-cash working capital related to investing activities (note 9)	17,528	433
	(118,284)	(61,970)
Increase in cash and cash equivalents	192,951	22,397
Cash and cash equivalents, beginning of period	932,069	833,841
Cash and cash equivalents, end of period	$1,125,020	$856,238
See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2022 FIRST QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 5

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.    Basis of presentation:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on April 27, 2022.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2021.
2.    Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the three months ended March 31, 2022 is $786 million (March 31, 2021 - $703 million).
3.    Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (b)	Total
Net book value at March 31, 2022	$3,147,481	$651,671	$3,799,152
Net book value at December 31, 2021	$3,075,198	$610,951	$3,686,149

a)Owned assets:

	Buildings, Plant Installations & Machinery	Plants Under Construction [1]	Ocean Going Vessels	Other	Total
Cost at March 31, 2022	$4,921,598	$681,902	$240,570	$137,924	$5,981,994
Accumulated depreciation at March 31, 2022	2,684,733	—	40,242	109,538	2,834,513
Net book value at March 31, 2022	$2,236,865	$681,902	$200,328	$28,386	$3,147,481
Cost at December 31, 2021	$4,908,492	$561,860	$240,525	$138,378	$5,849,255
Accumulated depreciation at December 31, 2021	2,631,268	—	37,271	105,518	2,774,057
Net book value at December 31, 2021	$2,277,224	$561,860	$203,254	$32,860	$3,075,198
    1    The Company is constructing a 1.8 million tonne methanol plant in Geismar, Louisiana adjacent to its Geismar 1 and Geismar 2 facilities. Included in cost of Plants Under Construction are $61 million of capitalized interest and finance charges.

METHANEX CORPORATION 2022 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 1

b)Right-of-use assets:

	Ocean Going Vessels	Terminals and Tanks	Plant Installations and Machinery	Other	Total
Cost at March 31, 2022	$687,433	$270,878	$23,797	$41,602	$1,023,710
Accumulated depreciation at March 31, 2022	204,949	134,206	13,466	19,418	372,039
Net book value at March 31, 2022	$482,484	$136,672	$10,331	$22,184	$651,671
Cost at December 31, 2021	$657,774	$258,743	$23,797	$40,903	$981,217
Accumulated depreciation at December 31, 2021	214,004	125,494	12,850	17,918	370,266
Net book value at December 31, 2021	$443,770	$133,249	$10,947	$22,985	$610,951

4.    Interest in Atlas joint venture:

a)The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Statements of financial position	Mar 31 2022	Dec 31 2021
Cash and cash equivalents	$4,326	$12,619
Other current assets	167,536	190,594
Non-current assets	210,729	219,812
Current liabilities	(82,428)	(79,124)
Other long-term liabilities, including current maturities	(118,384)	(120,461)
Net assets at 100%	$181,779	$223,440
Net assets at 63.1%	$114,702	$140,991
Long-term receivable from Atlas	76,328	76,328
Investment in associate	$191,030	$217,319

	Three Months Ended
Statements of income	Mar 31 2022	Mar 31 2021
Revenue	$154,829	$130,866
Cost of sales and depreciation and amortization	(98,011)	(95,748)
Operating income	56,818	35,118
Finance costs, finance income and other expenses	(2,388)	(2,740)
Income tax expense	(21,091)	(10,723)
Net earnings at 100%	$33,339	$21,655
Earnings of associate at 63.1%	$21,037	$13,664

Dividends received from associate	$47,325	$15,775

b)Atlas tax assessments:
The Board of Inland Revenue of Trinidad and Tobago ("the BIR") has audited and issued assessments against Atlas in respect of the 2005 to 2015 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts that commenced in 2005 and continued with affiliates through 2014 and with an unrelated third party through 2019.

The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes these were reflective of market considerations at that time.

METHANEX CORPORATION 2022 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 2

During the periods under assessment and continuing through 2014, approximately 50% of Atlas-produced methanol was sold under these fixed-price contracts. From late 2014 through 2019 fixed-price sales to an unrelated third party represented approximately 10% of Atlas-produced methanol. Atlas had partial relief from corporation income tax until late July 2014.

The Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.

The Company has lodged objections to the assessments. No deposits have been required to lodge objections. Based on the merits of the cases and advice from legal counsel, the Company believes its position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.

The Company anticipates the resolution of this matter through the court systems to be lengthy and, at this time, cannot predict a date as to when this matter is expected to be ultimately resolved.
5. Finance costs:

	Three Months Ended
	Mar 31 2022	Mar 31 2021
Finance costs	$40,741	$43,243
Less capitalized interest related to Geismar plant under construction	(6,936)	(4,038)
	$33,805	$39,205

Finance costs are primarily comprised of interest on the unsecured notes, credit and construction facilities, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction projects is capitalized until the plant is substantially completed and ready for productive use.
6.    Long-term debt:

As at	Mar 31 2022	Dec 31 2021
Unsecured notes
$300 million at 4.25% due December 1, 2024	$298,513	$298,408
$700 million at 5.125% due October 15, 2027	692,794	692,516
$700 million at 5.25% due December 15, 2029	694,895	694,770
$300 million at 5.65% due December 1, 2044	295,528	295,505
	1,981,730	1,981,199
Other limited recourse debt facilities
5.58% due through June 30, 2031	64,520	65,745
5.35% due through September 30, 2033	72,688	73,836
5.08% due through September 15, 2036	37,040	37,412
Total long-term debt [1]	2,155,978	2,158,192
Less current maturities [1]	(11,933)	(11,775)
	$2,144,045	$2,146,417
1    Long-term debt and current maturities are presented net of deferred financing fees.

METHANEX CORPORATION 2022 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 3

The Company has access to a $300 million committed revolving credit facility, along with a non-revolving construction facility for the Geismar 3 project, both of which are with a syndicate of highly rated financial institutions. During the quarter, we reduced the non-revolving construction facility from $600 million to $300 million. The facilities were entered into with the following significant covenants and default provisions:
a)the obligation to maintain a minimum EBITDA to interest coverage ratio of greater than or equal to 2:1 calculated on a four-quarter trailing basis, where for only one quarter during the term of the credit facility the ratio can be as low as, but not less than 1.25:1, and a debt to capitalization ratio of less than or equal to 60%, both calculated in accordance with definitions in the credit agreement that include adjustments to limited recourse subsidiaries,
b)a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and
c)a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.
The credit facilities are secured by certain assets of the Company, and also include other customary covenants including restrictions on the incurrence of additional indebtedness, restrictions against the sale or abandonment of the Geismar 3 project, as well as requirements associated with completion of plant construction and commissioning.
Other limited recourse debt facilities relate to financing for certain of our ocean going vessels which we own through less than wholly-owned entities under the Company's control. The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.
Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans, or restrict the payment of cash or other distributions.

As at March 31, 2022, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

METHANEX CORPORATION 2022 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 4

7.    Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The cash-settled method was more dilutive for the three months ended March 31, 2022, and no adjustment was required for the numerator. The equity-settled method was more dilutive for the three months ended March 31, 2021, and an adjustment was required for the numerator. TSARs, if calculated using the equity-settled method, are considered dilutive when the average market price of the Company's common shares during the period disclosed exceeds the exercise price of the TSAR. For the three months ended March 31, 2022, TSARs were not dilutive, resulting in no adjustment to the denominator. For the three months ended March 31, 2021, TSARs were dilutive, resulting in an adjustment to the denominator.

Stock options are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option. For the three months ended March 31, 2022 and March 31, 2021 stock options were dilutive, resulting in an adjustment to the denominator.

A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended
	Mar 31 2022	Mar 31 2021
Numerator for basic net income per common share	$118,520	$104,687
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	—	(11,184)
Equity-settled expense	—	(2,464)
Numerator for diluted net income per common share	$118,520	$91,039

A reconciliation of the denominator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended
	Mar 31 2022	Mar 31 2021
Denominator for basic net income per common share	73,862,982	76,205,917
Effect of dilutive stock options	16,586	6,461
Effect of dilutive TSARs	—	162,623
Denominator for diluted net income per common share	73,879,568	76,375,001

METHANEX CORPORATION 2022 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 5

8.    Share-based compensation:

a.Share appreciation rights ("SARs"), TSARs and stock options:

(i)Outstanding units:

Information regarding units outstanding at March 31, 2022 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2021	666,256	$45.70	2,380,237	$42.05
Granted	32,730	48.49	266,090	48.49
Exercised	(73,027)	39.15	(183,169)	33.60
Expired	(149,237)	55.66	(140,069)	55.66
Outstanding at March 31, 2022	476,722	$43.78	2,323,089	$42.63

	Stock Options
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2021	145,621	$45.25
Granted	5,300	48.49
Exercised	(7,900)	34.59
Expired	(31,590)	55.66
Outstanding at March 31, 2022	111,431	$43.21

	Units Outstanding at March 31, 2022			Units Exercisable at March 31, 2022
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$29.27 to $35.51	2.77	179,522	$32.13	147,462	$32.76
$38.79 to $50.17	3.86	166,240	47.12	107,184	48.75
$54.65 to $78.59	3.13	130,960	55.51	130,960	55.51
	3.25	476,722	$43.78	385,606	$44.93
TSARs:
$29.27 to $35.51	4.06	856,475	$30.43	602,773	$30.91
$38.79 to $50.17	4.96	884,354	45.33	385,482	46.98
$54.65 to $78.59	3.38	582,260	56.49	582,260	56.49
	4.23	2,323,089	$42.63	1,570,515	$44.34
Stock options:
$29.27 to $35.51	2.21	48,107	$32.88	42,959	$33.32
$38.79 to $50.17	3.42	36,214	47.76	26,328	49.18
$54.65 to $78.59	3.20	27,110	55.46	27,110	55.46
	2.84	111,431	$43.21	96,397	$43.87

METHANEX CORPORATION 2022 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 6

(ii)Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at March 31, 2022 was $55.1 million compared to the recorded liability of $51.7 million. The difference between the fair value and the recorded liability is $3.4 million and will be recognized over the weighted average remaining vesting period of approximately 1.5 years. The weighted average fair value was estimated at March 31, 2022 using the Black-Scholes option pricing model.

For the three months ended March 31, 2022, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expense of $28.2 million (March 31, 2021 - a recovery of $15.2 million). This included an expense of $26.4 million (March 31, 2021 - a recovery of $18.1 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2022 and 2021 respectively.

b)Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at March 31, 2022 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units
Outstanding at December 31, 2021	133,418	332,385	689,688
Granted	14,935	104,810	199,430
Performance factors impact on redemption [1]	—	—	(14,796)
Granted in-lieu of dividends	337	846	1,716
Redeemed	—	(62,339)	(119,714)
Cancelled	—	(7,053)	(8,348)
Outstanding at March 31, 2022	148,690	368,649	747,976
1    The number of performance share units that ultimately vest are determined by performance factors as described below. The performance factors impact relates to performance share units redeemed in the quarter ended March 31, 2022.
Performance share units are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. Units vest over three years and include two equally weighted performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average Return on Capital Employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors, the performance share unit payout will range between 0% to 200%, units redeemed in the first quarter of 2022 vested at 89% of target.
Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at March 31, 2022 was $92.7 million compared to the recorded liability of $62.9 million. The difference between the fair value and the recorded liability of $29.8 million will be recognized over the weighted average remaining vesting period of approximately 2.1 years.
For the three months ended March 31, 2022, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $28.3 million (2021 - a recovery of $2.0 million). This included an expense of $21.9 million (2021 - a recovery of $7.2 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2022 and 2021 respectively.

METHANEX CORPORATION 2022 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 7

9.Changes in non-cash working capital:

Changes in non-cash working capital for the three months ended March 31, 2022 and 2021 were as follows:

	Three Months Ended
	Mar 31 2022	Mar 31 2021
Changes in non-cash working capital:
Trade and other receivables	$75,604	$(82,156)
Inventories	27,366	(80,114)
Prepaid expenses	(7,223)	987
Trade, other payables and accrued liabilities	(74,360)	92,144
	21,387	(69,139)
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(33,783)	(16,497)
Changes in non-cash working capital having a cash effect	$(12,396)	$(85,636)

These changes relate to the following activities:
Operating	$(31,884)	$(86,069)
Financing	1,960	—
Investing	17,528	433
Changes in non-cash working capital	$(12,396)	$(85,636)

10.Financial instruments:
Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and derivative financial instruments to hedge its risk exposure to fluctuations in the Euro compared to the U.S. dollar.
The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element is excluded from the hedging relationships. Once a commodity hedge settles, the amount realized during the period and not recognized immediately in the statement of income is reclassified from accumulated other comprehensive income (equity) to inventory and ultimately through cost of goods sold. Foreign currency hedges settled, are realized during the period directly to the statement of income reclassified from the statement of other comprehensive income.
Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates.

METHANEX CORPORATION 2022 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 8

    Natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts: both financial and physical.
The Company has entered into forward contracts designated as cash flow hedges to manage its exposure to changes in natural gas prices for Geismar and Medicine Hat. Natural gas is fungible across the Geismar plants. Other costs incurred to transport natural gas from the contracted delivery point, either Henry Hub or AECO, to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship.

As at	Mar 31 2022	Dec 31 2021
Maturities	2022 - 2032	2022-2032
Notional quantity [1]	316,130	322,880
Notional quantity per day [1]	50 - 150	50 - 130
Notional amount	$1,029,769	$1,053,917
Net fair value	$240,529	$(3,986)
1    In thousands of Metric Million British Thermal Units (MMBtu)

Information regarding the gross amounts of the Company's natural gas forward contracts designated as cash flow hedges in the unaudited consolidated statements of financial position is as follows:

As at	Mar 31 2022	Dec 31 2021
Other current assets	$53,517	$5,905
Other non-current assets	200,819	50,208
Other current liabilities	—	(3,961)
Other long-term liabilities	(13,807)	(56,138)
Net fair value	$240,529	$(3,986)
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at March 31, 2022, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 17.0 million euros (December 31, 2021 - 25.8 million euros). The euro contracts had a positive fair value of $0.4 million included in other current assets (December 31, 2021 - positive fair value of $0.7 million included in other current assets).
Fair value
The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows the nominal net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be minimal.

METHANEX CORPORATION 2022 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 9

			Cash inflows (outflows) by term to maturity - undiscounted
	Carrying amount	Contractual cash flows	1 year or less	1-3 years	3-5 years	More than 5 years
Natural gas forward contracts assets	$254,336	$290,605	$54,112	$50,402	$58,795	$127,296
Natural gas forward contracts liabilities	(13,807)	(14,870)	—	(327)	(6,962)	(7,581)
Euro forward exchange contracts	434	434	434	—	—	—
	$240,963	$276,169	$54,546	$50,075	$51,833	$119,715
The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	March 31, 2022
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$2,174,739	$2,168,895

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the revolving and construction credit facilities are equal to their carrying values. The fair value of the Company’s long term debt will fluctuate until maturity.
11.    Sale of interest in subsidiary:

In February 2022, the Company completed the sale of a 40% equity interest in Waterfront Shipping Limited ("WFS") for cash proceeds of approximately $145 million. The sale reduces the Company's interest in WFS to 60% while retaining control of the consolidated WFS group of companies. The sale has been accounted for as a transaction between equity holders as Methanex controls WFS before and after the transaction and the $122 million gain on sale has been reflected as an increase in shareholders' equity. Total proceeds and the gain on sale is subject to post-closing working capital adjustments expected to be finalized in the second quarter of 2022.

METHANEX CORPORATION 2022 FIRST QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 10

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 27, 2022	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel and Corporate Secretary